COPY	COPY

October 25, 2006

	United States Securities and Exchange Commission	BY EDGAR AND OVERNIGHT MAIL
100 F Street, N.E.
Washington, DC 20549
Attention:	Pamela A. Long
Assistant Director

Re:	Advanced BioEnergy, LLC
Registration Statement on Form SB-2
File No. 333-137299
Filed September 13, 2006
Amendment to Form 10-QSB for the period ended June 30, 2006
Filed September 13, 2006

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Long’s letter dated October 12, 2006 to Revis L. Stephenson III, Chairman and Chief Executive Officer of the Company, on the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 1 pursuant to Rule 101(a)(2)(i) of Regulation S-T.  This letter contains the responses to the Staff’s comments.  Please note that, in addition to responding to the Staff’s comments, Amendment No. 1 includes certain other minor changes.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Company’s response.  In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in Amendment No. 1.

To assist the staff in reviewing Amendment No. 1, we are delivering, by overnight mail to Mr. Franker, a copy of this letter and four bound copies of Amendment No. 1, which have been marked to show changes from the Registration Statement filed with the Commission on September 13, 2006.

GENERAL

1.             Please revise your document to discuss your acquisition of Indiana Renewable Fuels in greater detail. In revising your disclosure, please discuss the purpose of the acquisition. Tell us what consideration you have given to including financial statements of Indiana Renewable Fuels in the registration statement pursuant to Rule 3-05 of Regulation S-X. We may have additional comments upon review of your response.

The Company has revised the Description of Business section to provide additional detail regarding its acquisition of Indiana Renewable Fuels, LLC, including the purpose of the acquisition.

At the time of the acquisition of Indiana Renewable Fuels, LLC (“IRF”), the Company considered whether it was acquiring a business within the meaning of Rule 11-01(d) of Regulation S-X.  The Company determined that IRF was a development stage company, had no revenue generating activities, virtually no operations and no employees.  Therefore, the Company determined that IRF was not a business within the meaning of Rule 11-01(d).  Rule 3-05 only requires that the Company include financial statements of an acquired business; therefore, the Company did not include the financial statements of IRF in the Registration Statement.

2.             The report of your auditor and multiple locations in your document refer to audited financial statements for the nine months ended June 30, 2006, and for the period from inception to September 30, 2005. We note, however, that your Form 10 QSB for the period ended June 30, 2006, indicates that the financial statements contained therein are unaudited. Please confirm that your financial statements as of June 30, 2006, were in fact audited within the meaning of Item 310(a) of Regulation S-B or, alternatively, revise throughout your document to clearly indicate that these are interim financial statements reviewed by your auditor within the meaning of Item 310(b) of Regulation S-B.

The Company hereby confirms that the financial statements for the nine months ended June 30, 2006 and for the period from inception to June 30, 2006 included in the Registration Statement have been audited within the meaning of Item 310(a) of Regulation S-B.  The report of the Company’s independent registered public accounting firm on these financial statements is included on page F-2 of Amendment No. 1.  As of the time of the filing of the Form 10-QSB, the audit was not completed but a review was completed under Statement of Accounting Standards No. 100, Interim Financial Information.

3.             Please be advised that the guidelines provided by Securities Act Release No. 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests and Industry Guide 5 are relevant to public offerings of limited partnership interests and similar securities, such as those you are offering. In addition to the more specific comments set forth in this letter, please review and revise your filing as applicable to comply with this release and guide. For example, please see Part II.A.3.a of the release for example of risks you should consider highlighting on the cover page of the prospectus. We may have further comments.

The Company notes that the Staff’s comment refers to Guide 5, which by its terms relates to registration statements relating to interests in real estate limited partnerships.  The Company is aware of Securities Act Release No. 33-6900 in which the Staff took the position that Guide 5 may apply in certain circumstances to initial public offerings of limited partnership and other similar securities, particularly in the context of roll up transactions.  The Company respectfully requests that the Staff reconsider its view that the information required by Guide 5 and Securities Act Release No. 33-6900 should apply to the Company.

The Company is organized as a Delaware limited liability company, not a limited partnership that is managed by a general partner.  The Company is not involved in a roll-up transaction or the acquisition of real estate for investment purposes.  In addition, the Company does not have a general partner or a managing member; rather the Company’s board of directors (who are elected by the members of the Company), as well as its executive officers, manage the

Company’s business and affairs without the involvement of any third party manager, as is typical with a corporation.  As with most publicly-held corporations, the Company’s executive officers and directors are compensated through salary, bonus and equity awards, rather than through fees, commissions or other arrangements common to syndicated real estate limited partnerships.  For these reasons, as well as others, the Company believes that the general disclosure requirements or Guide 5 and Securities Act Release No. 33-6900 should not be applicable to the Company.

Moreover, since the Company is not a real estate limited partnership with a general partner or a limited partnership in a roll-up transaction, it does not believe that many of the disclosure requirements of Guide 5 and Securities Act Release No. 33-6900 are applicable to the Company.  However, where appropriate and possible, the Company has conformed the Prospectus to comply with the provisions of Guide 5 in the interest of enhanced disclosure.  The Company has revised relevant portions of the Prospectus, including the Cover Page of the Prospectus, as requested.  Nonetheless, the Company does not believe that disclosure related to the following sections of Guide 5 and the related sections of Securities Act Release No. 33-6900, in particular, are relevant or applicable to the Company:  (a) Section 4 — Compensation and Fees to the General Partner and Affiliates, since the Company does not have a general partner or managing member; (b) Section 5 — Conflicts of Interest, since the Company does not have a general partner or managing member; (c) Section 6 — Fiduciary Responsibility of the General Partner, since the Company does not have a general partner or managing member; (d) Section 8 — Prior Performance of the General Partner and Affiliates, since the Company does not have a general partner or managing member and the Company’s officer and directors, who managed the Company’s prior offerings, have no other experience sponsoring public offerings or private placements; (e) Section 9 — Investment Objectives and Policies, since the Company is not currently intending to use the funds to purchase property for investment purposes; (f) Section 11 — Description of Real Estate Investments, since the Company does not intend to use the proceeds of the offering to purchase specific investment properties; (g) Section 15 — Reports to Limited Partners, since the Company will be registering under Section 12(g) of the Securities Exchange Act and providing its members with the required reports; and (h) Section 20 — Undertakings, which the Company does not believe is applicable.

4.             Under an appropriately descriptive subheading in the prospectus, please discuss the prior performance and success of your promoters and their affiliates in conducting similar offerings and projects. We note disclosure that Fagen is expected to advise your board and has been, and is expected to be, involved in substantially all material aspects of your formation, capital formation and operations. We believe that Fagen is a promoter within the meaning of Rule 405 of Regulation C, and it appears that you will rely heavily on the expertise of Fagen and ICM in building and operating your plants. Prior performance information should be provided in a narrative and tabular format, and should accurately reflect the promoters’ ability to carry out this offering and manage this project. Please see Section II.A.3(f) and II.B.3(b) of Securities Act Release No. 33-6900 and references therein to Industry Guide 5. You should also include a brief summary of this information in the prospectus summary. If the promoters have not been successful in conducting any similar offerings and managing other projects, please include appropriate risk factor disclosure as well.

The Company does not believe that Fagen, Inc. is a promoter within the meaning of Rule 405 of Regulation C.  Under Rule 405, a promoter is any person who (i) “directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer” or (ii) “in connection with the founding or enterprise of an issuer, directly or indirectly receives in consideration or services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.  However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter if such person does not otherwise take part in founding or organizing the enterprise.”  Fagen did not found or organize the Company — it was founded and organized by Revis L. Stephenson III and the members of the Company’s initial board of directors.  The Company then engaged Fagen to construct the Company’s Nebraska plant.  The Company’s payment of certain of the proceeds from its prior offerings to Fagen were for services to deliver a property (the completed Nebraska plant) to the Company and not for the provision of traditional services to the Company.  Moreover, upon reflection the Company does not believe that the statement regarding Fagen’s role in connection with the Company’s formation, capital formation and operations is accurate and has deleted that statement from the Prospectus.

Therefore, the Company does not believe that Fagen is a promoter within the meaning of Rule 405.  Since (a) the Company does not believe Fagen is a promoter within the meaning of Rule 405, (b) Fagen will not be involved in selling securities in this offering, (c) Fagen and its affiliates are not officers, directors or holders of 10% or more of the Company’s outstanding units and (d) the offering is not an offering of real estate limited partnership interests and as stated previously, the Company respectfully reiterates its belief that Guide 5 and Securities Act Release No. 33-6900 are not applicable to the Company, the Company does not believe information regarding the prior performance of Fagen should be included in the Prospectus.

The Company has added certain disclosure regarding its promoters to the Prospectus under “Directors, Executive Officers, Promoters and Control Persons — Promoters” on page 56.  However, the Company respectfully reiterates its position that Guide 5 and Securities Act Release No. 33-6900 are not applicable to the Company.

COVER PAGE

5.             Your cover page contains detailed information about your use of proceeds and the Nebraska plant. Please remove this information from the cover page, as it is not required by Item 501 of Regulation S-B and also appears in the summary section, Instead, include a brief description of the securities, including, for example, that there is limited transferability, unique tax consequences and voting rights only associated with membership in the limited liability company. See Item 501 of Regulation S-B.

The Company has revised the cover page as requested to deleted the information regarding the use of proceeds and include information regarding the units offered.

INDUSTRY AND MARKET DATA, PAGE III

6.             We note your statement that “industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.” Please delete this qualification, as you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of information contained in the filing.

The Company has deleted the referenced statement.

MEMBERSHIP AND OUR OPERATING AGREEMENT, PAGE 3

7.             We note that you briefly mention the limited transferability of the units. Please expand this disclosure to clarify when a “transfer is permitted”. Please also disclose whether you have developed an exit strategy for the holders of the units. If no such plan exists, please also revise your risk factor entitled “We have placed significant restrictions on transferability of units” on page 17 to clarify that the units may remain illiquid for the life of the company.

The Company has revised the disclosure regarding the transferability of the units and clarified when a transfer is permitted.  The Company has not developed an exit strategy for the holders of the units.  The Company has revised the referenced risk factor accordingly.

SUBSCRIPTION PROCEDURES, PAGE 4

8.             Please disclose your anticipated time frame for determining whether you will accept or reject subscriptions. In this regard, we note that the subscription agreement states that you may not consider the acceptance or rejection of investors’ subscriptions until a fixture date near the end of the offering, which appears to be as late as August 31, 2007. Please also disclose any terms as well as your timing for returning escrowed funds to investors.

The Company has revised the disclosure as requested.

9.             Please explain the purpose of the escrow. In this regard, we note risk factor disclosure stating that investors will not be allowed to withdraw their investments. The reference to an escrow suggests that investors will have some opportunity to reclaim their investment prior to the release of funds to the company.

The purpose of the escrow is to permit the Company, through its escrow agent, (a) to receive funds from investors prior to completing its determination of whether an investor meets the suitability requirements (these funds will be promptly returned as soon the Company determines as investor is not suitable or otherwise determines not to accept a subscription from an investor), (b) to receive funds from investors prior to the board formally accepting the subscriptions (which the Company anticipates will occur at regularly scheduled meetings of its board of directors), (c) to ensure that the units are sold to a diverse group of investors if the offering is oversubscribed, (d) to permit the Company to have adequate time to prepare unit certificates for delivery to investors prior to closing on an investor’s subscription and (e)  to permit the Company to close on funds from multiple investors simultaneously (for administration purposes).

WE ARE NOT EXPERIENCED IN SELLING SECURITIES . . . , PAGE 16

10.           Please reconcile your statement that your executive officers and directors have limited or no experience with public offerings of securities with the fact that you conducted a registered public offering of securities on a best efforts, minimum-maximum basis in 2005.

The Company has revised this disclosure in accordance with the Staff’s comment.  The Company notes that the sales of the securities will primarily be made by Donald E. Gales, the Company’s Chief Operating Officer and President, who has no experience in selling securities.  The Company’s other officers and directors experience selling securities consists almost exclusively of their roles in the Company’s prior best efforts offering, other than the experience of Revis L. Stephenson III, the Company’s Chairman and Chief Executive Officer, who was formerly a broker.

WE MAY HAVE CONFLICTING FINANCIAL INTERESTS WITH FAGEN, INC., . . . , PAGE 21

11.                                 Please elaborate on the nature of the conflicts that you might have with Fagen.

The Company has revised this risk factor as requested.

ESTIMATED USE OF PROCEEDS, PAGE 35

12.           Please revise your disclosure in this section to clarify the amount of proceeds you will use for each purpose. If your use of proceeds for a particular purpose is contingent upon certain events, disclose what these events are and when you expect them to occur. In addition, the chart for the Indiana plant that appears on page 37 indicates that you will devote proceeds of $40 million to that facility regardless of whether you sell 3.75 million units or 2 million units. If this is the case, please revise your narrative discussion to disclose the priority of each purpose for which you will use the proceeds, including proceeds in excess of $40 million as well as how you plan to allocate proceeds if you receive less than $40 million. For example, how much of the proceeds do you intend to use to “continue planning” the Minnesota plant? If you raise less than $40 million of proceeds, will you allocate any portion of it to the Minnesota plant planning, or will your first priority be to fund the Indiana plant?

The Company has revised the Prospectus as requested.

ESTIMATED SOURCES OF FUNDS, PAGE 36

13.           Please explain why you provide two tables for estimated sources of funds for the Indiana plant that are identical, except for the assumption that you have sold the maximum or 2,000,000 units. Consider whether the disclosure might be better understood if you provided a single table accompanied by textual disclosure that the table assumes that at least 2,000,000 units are sold in the offering, and that this is the minimum amount of the offering you believe is necessary to sell to obtain all of the additional funding required to complete the Indiana plant.

The Company has deleted the table reflecting the sale of 2,000,000 units from the Prospectus and revised the “Estimated Sources of Funds” as requested.

DESCRIPTION OF BUSINESS, PAGE 45

14.           Please consider revising your document to disclose the address of your website. See Regulation S-B, Item 101(c)(3).

The Company has added its website address to the Description of Business section on page 45.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 59

15.           As disclosed elsewhere in your filing, Fagen is a holder of more than 5% of your units and has been and is expected to be involved in substantially all material aspects of your formation, capital formation and operations. Please include all of the information required by Item 404 for Fagen as a principal shareholder and a promoter.

As stated in the response to comment 3, the Company does not believe that Fagen is a promoter within the meaning of Rule 405 of Regulation C.  The Company has otherwise revised the Prospectus as requested.

PLAN OF DISTRIBUTION, PAGE 61
THE OFFERING, PAGE 62

16.           Please identify the executive officers and directors through whom you will be offering units, and state whether they are registered as broker-dealers under Section 15 of the Exchange Act or under similarly applicable state laws. If the persons participating in the distribution are not registered broker-dealers, analyze in detail how each such person qualifies for an exemption from registration. If you intend to rely on the Rule 3a4-1 safe harbor, please provide a detailed legal analysis addressing the applicability of this provision in light of your prior registered offering of membership units.

The Company currently intends to offer its units solely through Donald E. Gales, the Company’s Chief Operating Officer and President, who is not a registered broker-dealer under Section 15 of the Exchange Act or under similarly applicable state laws.  Currently, the Company does not intend for any other person to be involved in offering the units except in a purely administrative capacity.  The Company has revised the disclosure in the “Plan of Distribution” and “Plan of Distribution—The Offering” sections accordingly.

The Company intends to rely on the Rule 3a4-1 safe harbor from the requirement that each person offering securities register as a broker-dealer.  Mr. Gales is currently employed by the Company and serving as an officer of the Company’s.  Mr. Gales is not subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, will not be compensated by the Company based directly or indirectly on his assistance with or success in selling the Company’s units in the contemplated offering, and is not an “associated person” of a broker or dealer.  Further, Mr. Gales complies with the conditions of Rule 3a4-1(a)(4)(ii) because (a) he will be primarily performing duties on behalf of the Company at the end of the contemplated offering otherwise than in connection with the sale of securities, (b) was not within the last 12 months serving as an associated person of a broker or dealer and (c) has only been employed and otherwise commenced working in any capacity with the Company subsequent to the Company’s prior public offering completed in March 2006 (and was not involved in any other securities offerings during the past 12 months).

The Company may choose to offer the units through one or more additional employees or officers in the future and the Company will ensure that such individuals fall within the safe harbor provided by Rule 3a4-1.

SUITABILITY OF INVESTORS, PAGE 62

17.           Revise the third and fourth bullet points to specify the states in which you are registering this offering and in which the securities department or other regulatory authority has approved or disapproved the securities, respectively.

The Company has revised the Prospectus as requested.

FEDERAL INCOME TAX CONSEQUENCES OF OWNING OUR UNITS, PAGE 71

18.           Please revise your discussion here to clearly state that the discussion under this heading constitutes the opinion of Faegre & Benson LLP. Submit a revised Exhibit 8.1 that similarly states the prospectus disclosure, rather than Exhibit 8.1 itself, constitutes the tax opinion of counsel. The revised Exhibit 8.1 should not contain the statement that the prospectus disclosure “is a general description of the principal federal income tax consequences that are expected to arise . . . .”

The Company respectfully requests your attention to the first statement of the third paragraph of the section entitled “Federal Income Tax Consequences of Owning Our Units,” which states “[t]he tax opinion contained in this section and the opinion attached as exhibit 8.1 to the registration statement constitutes the opinion of our tax counsel, Faegre & Benson LLP, regarding our classification for federal income tax purposes.”  Faegre & Benson LLP has revised the opinion in Exhibit 8.1 as requested.

ADDITIONAL INFORMATION, PAGE 79

19.           Please revise the address of the SEC’s public reference room to its present address: 100 F Street, N.E., Washington, DC 20549.

The Company has revised the address of the SEC’s public reference room.

20.           We note the recent completion of your fiscal year. If you determine that you are subject to the registration requirements of Section 12(g) of the Exchange Act, revise the second paragraph of your disclosure to address such registration, as well as the implications for shareholder before and after the effectiveness of such registration. If you must register the units under the Exchange Act, please also revise your risk factor entitled “You may have limited access to information ...” on page 18.

The Company has determined it is subject to the registration requirements of Section 12(g) of the Exchange Act and intends to file a registration statement on Form 8-A within the time period specified by Section 12(g) of the Exchange Act.  The Company has noted its plan to file the Form 8-A under “Additional Information” and has deleted the risk factor mentioned above as it will not be relevant following the Company’s filing of the Form 8-A.

PART II
ITEM 28. UNDERTAKINGS, PAGE II-4

21.           Provide all of the undertakings listed in Item 512(a) of Regulation S-K, as required by paragraph (a)(3) to Rule 415 of Regulation C.

The Company has revised Item 28.

AMENDMENT TO FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2006

22.           Please tell us what consideration you gave to providing revised disclosure with respect to your disclosure controls and procedures, as required by Item 3 of Form 10-QSB, in light of your September 13, 2006, Form 8-K disclosing that your previously issued financial statements must be restated. If you deem it appropriate, amend Form l0-QSB to provide this information.

As of the end of the period covered by the referenced report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial and accounting officer, of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934).  Based on this evaluation, the principal executive officer and principal financial and accounting officer originally concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

In connection with the audit of the Company’s financial statements for the nine months ended June 30, 2006, and for the period from inception to June 30, 2006, for inclusion in the Registration Statement, the Company determined that a change in the statements of cash flows should be made as the Company believes this change provides a better understanding of its business to investors.  In connection with this restatement, the Company again reviewed its disclosure controls and procedures and determined that they were effective during the quarter ended June 30, 2006.

The Company reviewed the controls’ objectives and design, its implementation of the controls and the effect of the controls on the information generated for use in its periodic reports.  In the course of the evaluation, the Company did not identify any issues that rose to the level of a “material weakness” in its disclosure controls and related internal controls.  However, the Company is constantly working to improve its disclosure controls and procedures.  The Company intends to hire additional personnel into its accounting and finance department as part of this continual improvement process.

We wish to thank the Staff for promptly completing its review of the Registration Statement.

If we can facilitate the Staff’s review of Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone Jonathan Zimmerman at (612) 766-8419 or Peter Ekberg at (612) 766-8505.  Either of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

cc:	Matt Franker, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Revis L. Stephenson III (by e-mail; w/ encl.)
Donald E. Gales (by e-mail; w/ encl.)
Peter J. Ekberg (by e-mail; w/ encl.)

Enclosures
fb.us.61210265.04